FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2015

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- .

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

On August 14, 2015, Euro Tech Holdings Company Limited (the “Company”) was notified that Mr. Li Da Weng, a member of the Board of Directors of the Company (“Board”) and Audit Committee of the Board had passed away.

As a result, on August 24, 2015, the Board appointed Mr. Fu Ming Chen to fill the vacancy created by the death of Mr. Weng.  The Board has determined that Mr. Chen qualifies as an independent director under the rules of the NASDAQ Stock Market LLC. Mr. Chen will also serve as a member of the Audit Committee.

Fu Ming Chen, Age 66, has a background in accounting and tax. He served as the Finance and Tax Manager of Shanghai Huaxiang Woolen Dressing Co., Ltd. from 1995 to 2013. Prior to that, from 1978 to 1994, he served as the Chief Accountant at Gulu Chemical Factory, where he was a member of the senior management. He held a County Township Audit Certificate issued by Shanghai ChuanSha County People’s Government from 1991 to 2001 which authorized him to carry out audit of Township and Village Enterprises in Shanghai ChuanSha County on behalf of local tax authority. He also holds a Certificate of Accounting Professional – Intermediate Level Accountant as well as a Higher Professional Education Certificate issued by Shanghai Television University. The Board believes Mr. Chen’s qualifications to sit on the Board include his significant experience with accounting and tax, as well as his leadership of business organizations.

There is no family relationship between Mr. Chen and any of our other officers and directors.  There are no understandings or arrangements between Mr. Chen and any other person pursuant to which Mr. Chen was appointed as director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

August 26, 2015	By:	/s/Jerry Wong
Jerry Wong
Chief Financial Officer